NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on August 31, 2026, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on August 20, 2026 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger of Webster Financial Corporation and Banco Santander S.A. became effective on August 20, 2026. Each share of Common Stock of Webster Financial Corporation was converted into 2.0548 American Depositary Shares (each representing one share of Capital Stock) of Banco Santander S.A. and USD 48.75, without interest, less any applicable fee, and tax. Each Depositary Shares, Each Representing 1/1,000th Interest in a Share of 5.25% Series F Non-Cumulative Perpetual Preferred Stock was converted into One (1) newly issued Depositary Share, Each Representing a 1/1,000th Interest in a Share of Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series H, of Santander Holdings USA, Inc. Each Depositary Shares, each representing a 1/40th interest in a share of 6.50% Series G non-cumulative perpetual preferred stock was converted into One (1) newly issued Depositary Shares, Each Representing a 1/40th Interest in a Share of Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series I, of Santander Holdings USA, Inc. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on August 20, 2026.